

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2008

Mr. James Flores
Chief Executive Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, TX 77002

> **Re:** **Plains Exploration & Production Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-31470**

Dear Mr. Flores:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director